SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S TRAFFIC GROWS 13% IN MARCH

The passenger and load factor statistics for March 2010 for Ryanair, the world's largest international scheduled airline, are as follows:

	Mar 09	Mar 10	Increase	12 mth to 31 Mar 10
Passengers (m) [1]	4.7M	5.3M	+13%	66.5M
Load Factor [2]	77%	79%	+2%	82%

1.   Represents the number of earned seats flown by Ryanair.
2.   Represents the number of passengers as a percentage of total seats available.

Ends.                                                    Wednesday, 7th April 2010

For further information

Please contact:

Stephen McNamara                          Pauline McAlester
Ryanair Ltd                                         Murray Consultants
Tel: +353-1-8121212                         Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  07 April 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary